September 12, 2024

Jack Ezzell
Chief Financial Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, Georgia 30518

        Re: OneWater Marine Inc.
            Registration Statement on Form S-3
            Filed September 6, 2024
            File No. 333-281976
Dear Jack Ezzell:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Katherine Frank